Lehman & Eilen LLP

Mission Bay Office Plaza

Suite 300

20283 State Road 7

Boca Raton, Fl 33498

Tel: (561) 237 – 0804

Fax: (561) 237 - 0803

May 12, 2006

VIA FACSIMILE AND

OVERNIGHT MAIL

United States Securities

and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention: Michael McTiernan

Re:	File No. 333-129997

Premiere Publishing Group, Inc. Form SB-2

Filed on November 29, 2005 and Amended

on January 12, 2006 and March 1, 2006

Dear Mr. McTiernan:

Thank you for your March 14, 2006 letter regarding Premiere Publishing Group, Inc. (the “Company”). Enclosed is the Amendment No. 3 to Form SB-2, which has been marked to show changes from our prior submission. The changes in the revised registration statement reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of the Registrant’s Form SB-2, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Financial Statements and Notes

1.

We have read and considered your response to comment 5. Based on our conference call with you on March 14, 2006, it appears the acquisition of Sobe Life, LLC, should be accounted for as a recapitalization transaction. Please amend your financial statements and footnote disclosures to reflect this accounting treatment accordingly. In this regard, you should include the audited historical operating results of Sobe Life, the operating company, and the stockholders’ equity should be retroactively adjusted as of the beginning of the earliest period presented for the effects of the recapitalization.

United States Securities and

Exchange Commission

May 12, 2006

Response: The Company has restated the Financial Statements to report Sobe Life LLC as the accounting acquirer and has recorded the transaction as a recapitalization of Sobe Life. The historical financial statements are those of Sobe Life. Please see the Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

2.

Upon revising financial statements to reflect the recapitalization and historical operations of Sobe Life, please include the cumulative from inception data throughout your financial statements. Ensure the audit report references the cumulative from inception information to show the cumulative data has been audited.

Response: The Company’s Consolidated Financial Statements include the cumulative results for the period from Inception (April 18, 2004) to the FYE December 31, 2005. Please see the accountant’s report related thereto.

3.	Please include disclosure explaining the changes in your audited financial statements due to the restatement.

Response: The Company has included disclosure explaining the changes in the audited financial statements due to the restatement, see Notes 1 and 11 to the Consolidated Financial Statements.

Note 3 – Debenture Payable, pages F-9 – F-10

4.

We have read and considered your response to comment 6 and still remain unclear of your accounting treatment of 6,666 shares underlying the units. I accordance with EITF 00-27, the proceeds received from the senior convertible note should have been allocated between the convertible instrument and the common stock on a relative fair value basis. Clarify to us the amount allocated between the note and the common stock and include the financial statement line item that reflects the issuance of the 6,666 shares.

Response: See Notes 1, 3, 4 and 5 and Statement of Shareholders Equity line titled “Common stock issued with 8% convertible promissory notes” to the Consolidated Financial Statements. The Company has allocated the $25,000 cost per Investment Unit between the underlying debt and the 6,666 shares of common stock based on the relative fair value of each. The Company has allocated $628 as the value of the 6,666 shares of stock and $24,372 as the value of the debt included with each Investment Unit.

United States Securities and

Exchange Commission

May 12, 2006

5.

Reference is being made to the third paragraph. We noted that the company will issue 659,934 shares of common stock to the holders of the debentures. Refer to the company’s consolidated statement of stockholders’ equity on F-4. It appears that these shares have already been issued. Please clarify your disclosures to indicate whether these shares have been issued.

Response: See Note 1, 3, 4 and 5 to the Consolidated Financial Statements. The shares were issued upon closing on the sale of the Investment Units and are included in the number of shares of the Company’s common stock issued and outstanding as of December 31, 2005 and are also included for registration with the Initial Registration Statement.

Item 28. Undertakings

6.

We note that you have included the undertaking applicable to registration statements that rely on Rule 430B. However, it appears that this registration statement will rely on Rule 430C and thus should include the undertaking contained in Item 512(g)(2) of Regulation S-B. Please advise or revise.

Response: Complied with. We deleted the undertaking applicable to registration statements that rely on Rule 430B and replaced it with the undertaking contained in Item 512(g)(2) of Regulation S-B.

Please note that in this Amendment No. 3 we have revised the shareholder table and adjusted certain share numbers. Given a previous comment we received in connection with this filing, we are bringing to your attention the fact that now one of the selling shareholders is an NASD registered broker-dealer. As previously discussed, this shareholder received its shares from the Company in March 2005 in consideration for investment banking services it performed in connection with the restructuring of the Company’s subsidiary, Sobe Life LLC.

Please feel free to call me at (561) 237-0804, if you have any questions or need additional information.

Sincerely,

/s/ Hank Gracin

Hank Gracin

HG:ckg

Enclosure